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Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Julie Sherman

Li Xiao

Juan Grana

Lauren Nguyen

Re:	Omada Health, Inc.

Response to Letter dated July 21, 2024

Draft Registration Statement on Form S-1

Submitted June 24, 2024

CIK No. 0001611115

To the addressees set forth above:

Omada Health, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 1”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 (the “Draft Submission”) on a confidential basis under the JOBS Act on June 24, 2024. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 21, 2024 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated July 21, 2024 in bold type followed by the Company’s responses thereto.

August 7, 2024

Draft Registration Statement on Form S-1 Submitted June 24, 2024

Co-founder and CEO Letter, page i

1.

We note that you include a member testimonial in the letter to investors on page iii. If you continue to retain this customer feedback in the prospectus, please expand to provide information regarding the context in which the assessment was made, including that this testimonial was not solicited and that the member was not compensated.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages vi and vii of Amendment No. 1 accordingly.

Prospectus Summary, page 1

2.

Please balance your summary disclosures by including a discussion of your accumulated deficit. Please also expand your discussion of your net losses for the years ended December 31, 2023 and 2022 to briefly discuss your costs and operating expenses.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 116 of Amendment No. 1 accordingly.

3.

We note your disclosure that you sell your programs to customers that cover the cost for covered individuals. You also disclose on page F-14 that your customers are entities that have contracted with the Company, or through a channel partner of the Company, to offer one or more Omada virtual care programs and that the combination of the member, employer, and, in certain cases, an additional party providing insurance coverage represents the Company’s customer. Please revise to briefly describe how you generate revenues for your services and products.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 85, 88, 105, 106, and F-14 of Amendment No. 1 to clarify that its members generally do not pay for the cost of its programs and included the definitions of customer and member in the glossary.

August 7, 2024

Our Market Opportunity, page 3

4.

We note your disclosure regarding your addressable markets for prediabetes, diabetes, hypertension, MSK and Medicare Advantage. Please revise to define “near-term,” disclose the number of the target population and prevalence estimates for each, as well as your average monthly list price per active member. Please also revise to disclose the source of the data and explain the basis for any assumptions underlying your estimates. For example, we note your disclosure on page 116 that the “estimates assume that prevalence rates do not vary by geography or across age groups, with the exception of diabetes” and that you have assumed that you “could capture the entirety of the population with these conditions for purposes of these estimates.”

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4, 120, and 121 of Amendment No. 1 accordingly. The Company notes that the use of “near-term” referred to the current addressable market, and the Company has accordingly replaced “near-term” with “current” in Amendment No. 1. In addition, the Company respectfully advises the Staff that the Company’s average monthly list price per active member is confidential information of the Company that is competitively sensitive; therefore, the Company has not revised the disclosure to include this information.

5.	You disclose that your target population comprises individuals covered by commercial health insurance. Please clarify whether all commercial health insurance covers your products and services.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 120 of Amendment No. 1 accordingly.

Our Solution, page 4

6.

We note the disclosure that your Care Teams are composed of health coaches, relevant specialists, and licensed physical therapists. Please revise to clarify, if true, that while you provide healthcare services, you do not currently provide medical physician services. We note your disclosure on page 56.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 113 of Amendment No. 1 accordingly.

7.

You state that you are “validated by experts” and that you have received full recognition from the CDC’s Diabetes Prevention Recognition Program for certain deployments of our Omada for Prevention & Weight Health program. Please revise to explain the distinction of full recognition by the CDC and clarify whether you have received accreditations for all your products and services.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 115 of Amendment No. 1 accordingly.

August 7, 2024

Non-GAAP Financial Measures, page 14

8.

In the narratives you discussed and defined non-GAAP net losses excluding the impact of items including interest expense, interest income, etc. However, in the table below you presented non-GAAP operating loss, and provided the reconciliation for non-GAAP operating loss at page 95. Please revise to be consistent.

Response:   The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has replaced the disclosure of non-GAAP operating loss with Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) and has included reconciliations from Adjusted EBITDA to net loss and comprehensive loss on page 100 of Amendment No. 1.

Potential members’ failure to enroll after a customer or channel partner enters into an agreement with us could materially ..., page 23

9.

Please revise to briefly explain why covered individuals may “fail to ultimately enroll at the expected volume” in some cases. Please also further discuss the assumptions you rely on to anticipate expected growth for your business and revenue.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 25 of Amendment No. 1 accordingly.

If we fail to attract and retain senior leadership and key clinical, scientific, and technology employees and other service providers ..., page 31

10.

Please revise to discuss the risk to investors from Messrs. Shao and Cook being able to terminate their employment contracts without notice or cause. We note your disclosure on page 173 that “Mr. Cook’s employment pursuant to the offer letter is “at-will” and is terminable by either party with or without notice or cause” and your disclosure on page 174 that “Mr. Shao’s employment pursuant to the offer letter is “at-will” and is terminable by either party with or without notice or cause.”

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 34 of Amendment No. 1 accordingly.

If the licensed physical therapists who provide services to our members are characterized as employees, our business, financial condition..., page 36

11.

We note the disclosure that you enter into agreements with a professional corporation, Physera Physical Therapy Group, PC (“PPTG”), which enters into contracts with licensed physical therapists pursuant to which they render professional services to your members. We further note disclosure on page F-8 stating that for the purpose of the consolidated financial statements, PPTG was determined to be a variable interest entity for which Omada is the primary beneficiary. Please revise this risk factor or include a separate risk factor to disclose that PPTG is treated as a VIE and address any material risks stemming from this accounting treatment.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 of Amendment No. 1 accordingly.

August 7, 2024

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead, page 63

12.

We note the disclosure that the board of director’s discretion to issue shares of preferred stock in the future could be used to significantly dilute the ownership of a hostile acquiror. Please revise to also disclose how future issuances or conversion of your preferred stock may be dilutive to your common stockholders.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of Amendment No. 1 accordingly.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery ..., page 65

13.

We note your disclosure that the forum selection provision in your amended and restated certificate of incorporation may have the effect of discouraging lawsuits against you and your directors, officers or other employees. Please revise this risk factor to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 204 of Amendment No. 1 accordingly.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Key Components of Results of Operations, page 87

14.

We note your disclosure that your “latest pricing models for cardiometabolic programs are based on the respective member’s level of activity during the member’s service period.” Please revise to clarify if a member’s level of activity is measured monthly or annually, and to explain how activity is assessed. Please also briefly discuss why the price for Omada for Diabetes and Omada for Hypertension is generally higher than the price for Omada for Prevention & Weight Health.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 91 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Years Ended December 31, 2022 and 2023 Revenue, page 92

15.

Revise to provide a more substantial discussion of the underlying drivers of the increase in revenue from fiscal 2022 to fiscal 2023. For example, discuss what contributed to the increase in total members, including impacts from new members and existing member retention; in that regard, we note you discussed Net Dollar Retention Rate elsewhere in the filing. Also elaborate to discuss fluctuations or impact from different programs, as well as any known trend and uncertainties. See Item 303 of Regulation S-K.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 96 and 101 of Amendment No. 1 accordingly.

August 7, 2024

Critical Accounting Policies, Estimates and Assumptions

Common Stock Valuations, page 102

16.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response:   The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the requested information in a supplemental response letter.

Business, page 106

17.

We note your disclosure that in 2023, your average customer satisfaction rate for the year was over 90%. We also note your disclosure that in 2023, more than 55% of your members still engaged with your cardiometabolic programs at least once per month after a year in the program, and over 50% still engaged monthly after two years. Please revise to disclose the source of these metrics and describe how the metrics were calculated. To provide additional context for your disclosure, please also discuss how these rates compare to your competitors.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 85, 86, and 112 of Amendment No. 1 accordingly. In addition, the Company respectfully advises the Staff that a majority of the Company’s competitors are privately held companies and that many competitors do not publish similar rates or information that the Company may reference as points of comparison.

Our Market Opportunity, page 115

18.

We note that you make various statements throughout the registration statement regarding developments in the healthcare industry and the efficacy of your programs. For example, we note your disclosure on page 115 that “[m]embers who took GLP-1s and were meaningfully engaged in an Omada program lost on average 1.7 times the weight at 12 months when compared to members who were less engaged in the program.” We also note your disclosure on page 116 that “[d]espite much effort over the last two decades, there has been little improvement in diabetes outcomes” and on page 128 that “GLP-1s represent a significant cost to medical budgets but are proven to result in significant clinical outcomes, often making the decision to include coverage for GLP-1 therapies a difficult one.” Please revise to provide support for these statements.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 121, 122, and 134 of Amendment No. 1 accordingly.

August 7, 2024

The Omada Care Approach, page 116

19.

We note your disclosure on page 118 that “[e]ach Omada health coach also obtains certification as a Diabetes Prevention Program Lifestyle Coach” and that “[a]ll Omada cardiometabolic specialists are Certified Diabetes Care and Education Specialists.” Please revise to discuss the significance of these certifications and note the organization providing the certification. Please also discuss the additional training received by health coaches in your hypertension program. We also note your disclosure on page 121 that “[u]pon enrollment, [you] match health coaches to members based on key indicators of their needs, then assign a Care Team depending on the program and context.” Please expand your disclosure to discuss these key indicators and the matching process.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 124 and 127 of Amendment No. 1 accordingly.

20.

We note your disclosure on page 124 that you have developed your own ML algorithms, informed by data from your member interactions and information from your content libraries, to “create a content recommendation engine that can use predictive insights to present members with relevant wellness content and resources based on circumstances and factors that [y]our clinical teams believe are likely to make those resources most relevant.” Please revise to discuss whether your ML algorithms rely on identifiable user data or whether the data is randomized. Please also expand your discussion regarding how you evaluate your members’ form in performing certain exercises or motions, including whether you have conducted any assessments regarding potential downsides from virtual physical therapy sessions.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 130 of Amendment No. 1 accordingly.

Clinical Leadership, page 131

21.

Please revise your disclosure regarding your peer-reviewed studies to disclose the date of the studies, the organization that conducted each of the studies, how participants in the studies were selected, and any material assumptions and adverse findings, if any, underlying the summary outcomes.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 140, 141, and 142 of Amendment No. 1 accordingly.

August 7, 2024

22.

We note your disclosure on page 134 that you have utilized a simulation model, created by GlobalData, to provide projected cost savings estimates up to five years. Please revise to discuss the assumptions underlying this simulation model and the projected savings.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 142 and 143 of Amendment No. 1 accordingly.

Case Studies, page 141

23.

We note your presentation of “case studies” in this section. Please revise to explain how the case studies are representative of your customers, how you identified the parties you are highlighting in the case studies and whether the results highlighted in the case studies are representative of your customers during the same time periods presented.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 150 of Amendment No. 1 accordingly.

Competition, page 155

24.

We note your disclosure that you currently face competition “from a range of digital health companies, including DarioHealth Corp., Hello Heart Inc., Hinge Health, Inc., Lark Technologies, Inc., Livongo (via Teladoc Health, Inc.), Onduo LLC, SWORD Health, Inc., Vida Health, Inc., and Virta Health Corp.” Please revise to discuss how you compare to these competitors. Please also clarify which of these competitors offers cardiometabolic and MSK digital healthcare programs.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 164 of Amendment No. 1 accordingly. In addition, as discussed in the Company’s response to comment no. 17 above, the Company respectfully advises the Staff that a majority of the Company’s competitors are privately held companies, and there is not publicly available information that the Company may reference in order to form more specific comparisons to these companies.

Intellectual Property, page 156

25.

We note your disclosure that “[i]n the aggregate, [y]our intellectual property assets are of material importance to [y]our business; however, [you] believe that no single patent, technology, trademark, intellectual property asset, or license is material in relation to any segment of [y]our business as a whole.” Please revise to disclose whether any of your issued patents will expire in the near-term.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 165 of Amendment No. 1 accordingly.

August 7, 2024

Regulatory Environment, page 156

26.

Please revise this section to discuss your current state of compliance with each of the regulatory requirements discussed. In particular, please explain, as discussed elsewhere in the registration statement, whether your products are subject to regulation by the FDA.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 165 of Amendment No. 1 accordingly.

Executive Compensation, page 170

27.	Please revise the 2023 summary compensation table to include a separate column for bonuses and stock awards. Refer to Item 402(c) of Regulation S-K.

Response:   The Company respectfully advises the Staff that it has not included a separate column for bonuses and stock awards as permitted by Item 402(a)(5) of Regulation S-K. The named executive officers’ annual bonuses are included in the non-equity incentive plan compensation column of the summary compensation table because the bonuses are earned upon the achievement of specific metrics, in contrast to discretionary bonuses that would be reported in a separate bonus column.

Description of Capital Stock, page 185

28.

Please revise to describe the terms of the Series A, Series B, Series C, Series C-1, Series D, Series D-1, and Series E preferred stock in this section of your prospectus. Please also describe the terms of your outstanding warrants. We note your disclosures on pages F-28 and F-31.

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 199, 200, and 201 of Amendment No. 1 accordingly.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies Revenue Recognition, page F-14

29.	Please address the following comments related to your revenue recognition:

•

Disclose your arrangements with different type of customers, including but not limited to health plans and PBMs who are your direct customers or acting as channel partners reselling your programs to their own end customers. In that regard, you disclosed that as of December 31, 2023, customers accessing your programs via a channel partner represented more than 85% of your customer base.

•

Disclose your revenue recognition accounting policies for each type of customer. Specifically disclose what method service revenue is recognized over time during the non-cancelable term as access to the program is provided.

August 7, 2024

•

Disclose the type and amount of variable considerations impacting revenue and any significant change in estimate in accordance with ASC 606-10-50-12. In that regard, we note your disclosures include performance guarantees and an innovative approach to pricing on page 138, and that some fees are subject to repayment at page 33.

•

Explain to us how you have considered ASC 606-10-32-25 when you receive payments from Cigna Ventures, LLC and its affiliates as your customers and also make payments to them for provision of services by such affiliates in connection with the administration of the Company’s programs as discussed under related party note at page F-34.

Response:   The Company respectfully acknowledges the Staff’s comments in sub-bullets 1, 2, and 3 and has revised the disclosure on pages F-14 and F-15 of Amendment No. 1 accordingly.

In response to sub-bullet 4, the Company respectfully advises the Staff that cash payments to Cigna Ventures, LLC and its affiliates are accounted for as a reduction of revenue unless the services provided are distinct, the fair value of the services offered can be reasonably estimated, and the amount of consideration payable does not exceed the fair value of the services provided.

As disclosed on page F-14, while health plans are considered the Company’s customers for fully insured populations when determining the transaction price for services provided, health plans may also serve as channel partners for self-insured entities, such as employers, that contract for the Company’s programs through its relationship with the health plan. The Company’s arrangements with certain affiliates of Cigna Ventures, LLC include payments in exchange for services those affiliates provide as channel partners in connection with the administration of the Company’s programs for self-insured entities, such as employers. Thus, the Company evaluates whether payments to affiliates of Cigna Ventures, LLC should be presented as a reduction of revenue based on the requirements of ASC 606-10-32-25. The amounts paid to affiliates of Cigna Ventures, LLC are accounted for as a reduction of the transaction price for the services when the entities are acting as a payor for fully insured populations. When affiliates of Cigna Ventures, LLC are acting as channel partners for the administration of the Company’s programs for self-insured entities, the Company has determined that it is receiving a distinct service, and any payments that are in excess of fair value of the service, if any, are considered a reduction of revenue.

General

30.	We note the use of various industry terms in the prospectus. Please define the industry terms in the first instance of their use in the prospectus or consider including a glossary of defined terms.

Response:   The Company respectfully acknowledges the Staff’s comment, has revised the disclosure on pages 7 and 87 of Amendment No. 1 accordingly, and has included a glossary of defined terms beginning on page i of Amendment No. 1.

August 7, 2024

31.

Please revise to disclose the terms of your material agreements, including any provisions pursuant to which your fees are subject to repayment if certain clinical outcomes or other performance criteria are not met. Please also file any such agreements as exhibits to this registration statement or provide your analysis as to why such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K. In particular, please disclose the terms of any material agreements with suppliers, including suppliers for devices and supplies that you deliver in connection with your programs, distributors, and partners, including partners that provide healthcare services complementary to your programs.

Response:   The Company respectfully advises the Staff that the Company believes it does not have any contracts that do not ordinarily accompany the kind of business conducted by the Company and on which the Company’s business is substantially dependent, as provided under Item 601(b)(10) of Regulation S-K.

For example, while the Company has a partnership with Abbott Laboratories related to the supply of sensors for the Company’s diabetes program, in the event the Company’s partnership with Abbott Laboratories is terminated, the Company believes it can obtain alternative connected sensor devices without significant disruption to its business and within the contractual notice period for termination under the Abbott Laboratories agreement. Similarly, the Company believes that it can contract with alternative suppliers to provide connected devices, as well as data connectivity for its connected devices, without significant disruption to its business in the event its existing supply arrangements are terminated or otherwise disrupted. Further, the Company respectfully advises the Staff that, while the connected devices used in connection with the Company’s programs are configured to interface with Omada technology, the devices themselves (i.e., scales, blood pressure monitors, blood glucose monitors, and continuous glucose monitors) are generally readily available in the market and not highly specialized and that the process to enable connectivity to the Company’s programs is not overly extensive and does not require significant lead time.

The Company further advises the Staff that its business is not substantially dependent on any distributors or partners, including partners that provide healthcare services complementary to the Company’s programs, as such services are generally available from members’ primary care physicians and other widely available providers and are arranged simply for convenience.

As disclosed on page F-10 of Amendment No. 1, affiliates of The Cigna Group are the only customers and channel partners that accounted for 10% or more of the Company’s accounts receivable, net or revenue as of and for the years ended December 31, 2022 and 2023. The Company’s material agreements with affiliates of The Cigna Group will be filed as exhibits to the Registration Statement because The Cigna Group beneficially owns more than 5% of the Company’s outstanding capital stock through Cigna Ventures, LLC, and the Company has revised the disclosure on pages 191 and 192 of Amendment No. 1 to include the material terms of such agreements.

August 7, 2024

32.

Please disclose the material terms of your agreements with PPTG and file the agreements as exhibits to this registration statement or provide your analysis as to why such agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response:   The Company respectfully advises the Staff that the Company believes that its agreements with PPTG ordinarily accompany the kind of business conducted by the Company and that the Company’s business is not substantially dependent on its agreements with PPTG, as provided under Item 601(b)(10) of Regulation S-K.

The Company has entered into a management services agreement with PPTG, which is owned by licensed physical therapists. Under the Company’s management services agreement, the Company has agreed to serve, on an exclusive basis, as manager and administrator of certain administrative services not related to the practice of physical therapy, as well as other non-physical-therapy functions and services related to healthcare services and items provided to patients by physical therapists employed by or under contract with PPTG. In this capacity, the Company controls the majority of decisions for PPTG outside of decisions regarding the practice of physical therapy, while control of physical therapy decisions remains entirely with licensed physical therapists. The administrative services and other functions and services not related to the practice of physical therapy that the Company provides under the management services agreement include practice management services and non-clinical operational assistance, bookkeeping and accounting services, billing and collection services, electronic medical records and practice management technology solutions, risk management services, non-clinical personnel services, provider recruitment services, and other administrative services required for the day-to-day operations of PPTG. The Company’s management services agreement with PPTG has a 10-year term, which automatically renews for successive 5-year terms unless terminated upon mutual agreement of the parties or unilaterally by a party following a material breach or commencement of bankruptcy or liquidation events by the other party. As consideration for services provided, the Company receives a monthly management fee that is structured as direct reimbursement of all costs incurred plus 10%.

For the fiscal years ended December 31, 2022 and 2023, PPTG accounted for $2.2 million and $1.9 million, respectively, of the Company’s total revenue such that the Company’s business is not substantially dependent on its agreements with PPTG.

33.

We note the graphics and testimonial at the forefront of your prospectus. You state at the bottom of the gatefold page 2 that “images, including apps, do not reflect real members or information about a specific person. Testimonials are based on real members’ experiences and individual results. We do not claim that these are typical results that members will achieve. Results may vary.” As there appears to be no direct correlation between the individual and the quoted testimonial page 2, please revise the presentation. Please also revise to make the footnote disclosures at each page legible and define “A1C goal.”

Response:   The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the graphics at the forefront of Amendment No. 1 accordingly.

August 7, 2024

34.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:   The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained, or intend to retain, copies of those communications.

* * *

August 7, 2024

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2677 or by email (kathleen.wells@lw.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kathleen Wells
Kathleen Wells of LATHAM & WATKINS LLP

cc:	Sean Duffy, Omada Health, Inc.

Steve Cook, Omada Health, Inc.

Nathan Salha, Omada Health, Inc.

Richard Kim, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP